                                  EXHIBIT 99.2


                    SHANDA AND EBAY EACHNET FORGE ADVERTISING
                           AND E-COMMERCE RELATIONSHIP

SHANGHAI, CHINA - OCTOBER 13, 2004 - Shanda Interactive Entertainment Limited (Nasdaq: SNDA) today announced a strategic relationship with eBay EachNet, an eBay company. Under the agreement, eBay EachNet will place online advertisements on Shanda's games platform. In addition, Shanda has selected eBay EachNet's e-commerce platform as its preferred choice for Shanda game users. Financial terms of the deal were not disclosed.

Shanda's agreement with eBay EachNet is an important example of Shanda's strategy to leverage its large and growing user base to generate online advertisement revenue. Shanda's online game platform attracted 1.2 million total average concurrent users and 1.6 million total peak concurrent users during the second quarter of 2004. Under the agreement, eBay EachNet advertisements, including a variety of banners, display, and pop-ups, will appear on the web sites and user log-in pages for various Shanda's games. Including the eBay EachNet agreement, Shanda has already signed a number of contracts which would add RMB 50 million (US $6 million) of revenues from online advertisement in 2005.

Under the e-commerce initiative, eBay EachNet has been designated as the preferred platform for Shanda's user community. Shanda and eBay EachNet will work together to help protect each user's interest.


SAFE HARBOR STATEMENT

This announcement contains forward-looking statements that are based on Shanda's current expectations, assumptions, estimates and projections about the company and the industry. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to statements regarding future game launches. These forward-looking statements involve various risks and uncertainties. Although Shanda believes that its expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct. Important risks and uncertainties could cause Shanda's actual results to be materially different from Shanda's expectations include but not limited to the risks set forth in Shanda's filings with the U.S. Securities and Exchanges Commission, including Shanda's registration statement on Form F-1.


CONTACT:

Donglei Zhou
Director of Investor Relations
Shanda Interactive Entertainment Limited
Phone: 8621-50504740
E-mail: IR@shanda.com.cn

Todd St.Onge (investors): stonge@braincomm.com
Michael DiPaolo (media): dipaolo@braincomm.com
Brainerd Communicators, Inc.
212-986-6667